Shareholder meeting
-------------------

On March 22, 2006, the Annual Meeting of the Fund was held to elect four Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 24,102,517 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                                                     WITHHELD
                           FOR                       AUTHORITY
                           ---                       ---------
James R. Boyle             23,559,840                542,677
Charles L. Ladner          23,565,244                537,273
John A. Moore              23,571,258                531,259

The preferred shareholders elected Patti McGill Peterson as a Trustee of the Fund until his successor is duly elected and qualified, with the votes tabulated as follows: 9,742 FOR, 13 AGAINST and 1 ABSTAINING.

The common and preferred shareholders also ratified the Trustees' selection of PricewaterhouseCoopers LLP as the Fund's independent auditors for the fiscal year ending July 31, 2006, with the votes tabulated as follows: 23,798,909 FOR, 161,870 AGAINST and 151,493 ABSTAINING.